NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 26th day of February, 2009.

BLACKROCK INTERNATIONAL FUND of BLACKROCK SERIES, INC.
By:	/s/ Donald C. Burke
Donald C. Burke
President and Chief Executive Officer

Attest:	/s/ Denis Molleur Denis Molleur Assistant Secretary